Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1     Name and Address of Company

Gammon Gold Inc.
320 Bay Street
Suite 1520
Toronto, Ontario
M5H 2R3 CANADA

Item 2     Date of Material Change

April 11, 2011

Item 3     News Release

A Gammon Gold Inc. press release was disseminated over Canada NewsWire on April 11, 2011.

Item 4     Summary of Material Change

Gammon Gold reports record operating cash flow and net free cash flow at Ocampo during the first quarter and provides 2011 guidance.

Item 5     Full Description of Material Change

Gammon is pleased to report operating results for the first quarter of 2011. All amounts are in U.S. dollars unless otherwise indicated.

Gammon concluded the first quarter on plan, with record underground production, record margins, record operating cashflow and record net free cash flow. The Company begins the second quarter with El Cubo mining and development commencing mid-April and the acquisition of Capital Gold complete. The Company now has three 100% owned operating mines and two advanced development projects in Mexico that will underpin our peer-leading growth targets in 2011 and beyond.

First Quarter and Subsequent Highlights

  Record operating cash flow of approximately $50 million at Ocampo

  Record net free cash flow of approximately $24 million at Ocampo, the third consecutive quarter of positive net free cash flow

  A cash position of $119 million as of March 31, 2011

  Gold equivalent production of 49,853 gold equivalent ounces at cash costs of $383 per gold equivalent ounce, for a record margin of $1,002 (72%) at the gold equivalency ratio of 43:1 realized during the quarter

  Gold production of 25,882 ounces at cash costs of negative $570 per ounce1 for a record margin of $1,955 (141%) per gold ounce1

  Silver production of 1,035,174 ounces at cash costs of negative $15.70 per ounce2 for a record margin of $48 (149%) per silver ounce2

  Gold equivalent production of 44,703 ounces at cash costs of $429 per ounce for a record margin of $957 (69%) per gold equivalent ounce using the Company’s long-term gold equivalency ratio of 55:1

  Effective April 8, 2011 the Company completed the acquisition of Capital Gold Corp.

  Underground development and mining at the El Cubo mine will commence in mid-April with processing of production ore scheduled for the third quarter

2011 Operational Guidance

In 2011, the Company expects to produce 117,000 to 134,000 ounces of gold and 4.84 to 5.56 million ounces of silver, or 205,000 to 230,000 gold equivalent ounces from the Ocampo and El Cubo mines assuming a gold equivalency ratio of 55:1. Total cash costs for 2011 at the two mines are expected to be $455 to $485 per gold equivalent ounce assuming a gold equivalency ratio of 55:1.

Capital Gold provided guidance for fiscal year 2011 for the El Chanate mine of 65,000 to 70,000 gold ounces at total cash costs of $485 per gold ounce. Using the production attributable to Gammon from El Chanate for the balance of the year, production for 2011 is forecasted to be 255,000 to 290,000 gold equivalent ounces at a total cash costs of $455 to $485 per gold equivalent ounce assuming a gold equivalency ratio of 55:1.

2011 Operational Guidance
Ocampo Mine
Gold Production (ounces)	107,000 to 119,000
Silver Production (ounces)	4,290,000 to 4,730,000
Gold eq. Production(ounces)	185,000 to 205,000
Total Cash Costs per Gold eq. ounce	$425-$455
El Cubo Mine
Gold Production (ounces)	10,000 to 15,000
Silver Production (ounces)	550,000 to 825,000
Gold eq. Production(ounces)	20,000 to 30,000
Total Cash Costs per Gold eq. ounce	$700-$730
Consolidated (Ocampo and El Cubo)
Gold Production (ounces)	117,000 to 134,000
Silver Production (ounces)	4,840,000 to 5,555,000
Gold eq. Production(ounces)	205,000 to 235,000
Total Cash Costs per Gold eq. ounce	$455 to $485
El Chanate Mine*
Gold Production (ounces)	50,000 to 55,000
Total Cash Costs per Gold ounce	$485
Consolidated (Ocampo, El Cubo and El Chanate*)
Gold Production (ounces)	167,000 to 189,000
Silver Production (ounces)	4,840,000 to 5,555,000
Gold Eq. Production (ounces)	255,000 to 290,000
Total Cash Costs per Gold Eq. Ounce	$455-$485

Assumes a gold equivalency ratio of 55:1
Assumes a foreign exchange rate of 12.0 Mexican pesos to one U.S. dollar
* Attributable production

2011 Analyst Day Webcast

A live webcast of the Company’s Analyst Day presentations will be held on April 11, 2011 starting at 10:00 a.m. Eastern Time. The webcast of the presentations can be accessed through the following link: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3390640. The webcast will be archived for 365 days.

Item 6     Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: (647) 260-8880

Item 9     Date of Report

April 11, 2011